CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the "***Agreement***") by and between SI-BONE, Inc. ("***Client***") and **Anthony J. Recupero**, an individual ("***Consultant***") (Client and Consultant together, the "***Parties***") is effective as of February 16, 2026 (the "***Effective Date***").

1. **Engagement of Services.** Consultant agrees to provide the following consulting services and other services upon request of the Client (the "***Services***").

- Advise on the continued commercialization of the Company's existing and planned future products;
- Advise on the Company's strategies regarding management of its Sales organization;
- Provide positive encouragement and motivation of the Company's Sales leadership and Sales organization in a manner consistent with the Company's management team's objectives;
- Engage with targeted individual surgeons identified by the Company with which Consultant can aid in the Company's sales efforts; and
- Provide such other services that the Company and Consultant mutually agree shall further the Company's business and the intent of this Agreement.

Consultant agrees to exercise the highest degree of professionalism and utilize their expertise and creative talents in performing these Services.

2. **Compensation.** Consultant shall be paid a monthly retainer amount of $12,500 commencing on the date one month following the Effective Date, with the final payment to be made on or promptly following the conclusion of Consultant's Services hereunder. The Parties acknowledge that Consultant was previously an employee of Client and in such capacity was granted various equity awards under the Company's equity incentive plans in respect of the common stock of the Company. The continued vesting of such equity awards will be considered additional consideration provided to Consultant for the Services. It is acknowledged and agreed there shall be no break in service between the cessation of Consultant's services as an employee of the Client and the commencement of Consultant's services as a consultant such that Consultant's Company equity awards will continue to vest pursuant to their terms during the term of this Agreement. The treatment of any outstanding equity awards shall be determined in accordance with the terms of the Stock option plans. Notwithstanding the foregoing, if, upon the closing of a Change in Control (as defined in Client's 2018 Equity Incentive Plan, or "***Equity Plan***") or following the closing of a Change in Control and prior to the expiration of this Agreement, Consultant's services are terminated by the Company without Cause (as defined below) or by Consultant for Good Reason (as defined below), then, subject to Consultant's execution of a general release of claims in favor of and in a form provided by Client, all of Consultant's outstanding Stock Awards (as defined in the Equity Plan), shall vest and become exercisable effective as of the date of termination of this Agreement.

3. **Expenses and Liabilities**. Consultant agrees that as an independent contractor, Consultant is solely responsible for all incidental expenses (and profits/losses) Consultant incurs in connection with the performance of the Services. Consultant understands that Consultant will not be reimbursed for any supplies, equipment, or operating costs, nor will these costs of doing business be defrayed in any way by the Client. In addition, the Client does not guarantee to Consultant that fees derived from Consultant's business will exceed Consultant's costs. Notwithstanding the foregoing, Client agrees to reimburse Consultant for any reasonable, documented, out-of-pocket costs and expenses, including costs of travel outside of the Bay Area and business meals incurred in connection with Company business, provided such activities relate directly to activities requested by Client.

4. **Term and Termination.** The term of this Agreement and the "*Consulting Period*" is from the Effective Date until the date one year following the Effective Date (the "*Scheduled End Date*"), unless earlier terminated as provided in this Agreement. During the Consulting Period, the Consultant's Services hereunder may be terminated prior to the Scheduled End Date by Client or by Consultant only as provided in this Section 4 (an "*Early Termination*"). Upon an Early Termination, the Consultant shall be entitled to the compensation and benefits described in this Section 4 and shall have no further rights to any compensation or any other benefits from the Client or any of its affiliates.

4.1 **Termination Initiated by Client**. Client may terminate the Consultant at any time during the Consulting Period without Cause (as defined below). Should Client terminate the Consultant during the Consulting Period without Cause, or if Consultant should die or become physically or mentally incapacitated and therefore unable to perform the Services hereunder, then, subject to Consultant's (or, in the event of Consultant's death or physical or mental incapacity, Consultant's estate's or executor's) execution of a general release of claims in favor of and in a form provided by Client, Consultant shall be due the monthly retainer amounts through the Scheduled End Date and the Client will accelerate any then-unvested equity awards held by Consultant that would otherwise vest solely with respect to time such that Consultant would be vested in such equity awards as if Consultant had remained engaged with Client as a Consultant through the Scheduled End Date.

(a) Client may terminate the Consultant's Services at any time during the Consulting Period with Cause as set forth herein with a Notice for Cause. For purposes of this Agreement, "Notice for Cause" means the giving of written notice by the Client of the termination of this Agreement upon the discharge of Consultant for Cause, as determined by Client's Board of Directors acting in good faith, based upon facts reasonably believed it to be true, and not for any arbitrary, capricious, or illegal reason. This shall be the standard applied by any fact finder adjudicating any dispute as to "Cause" for termination of the Consulting Period by Client. The following are an exclusive list of conduct by the Consultant that is deemed "Cause" for termination:

2.

(i) the Consultant's breach of this Agreement or material failure to perform his duties under this Agreement (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the Consultant by the Client, which demand specifically identifies the manner in which the Client believes that the Consultant has not substantially performed the Consultant's duties, which failure or refusal is not remedied by the Consultant within thirty (30) days after the written notice from the Client;

(ii) the Consultant's engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to the Client or its affiliates;

(iii) the Consultant's embezzlement, misappropriation, or fraud, whether or not related to the Consultant's Services with the Client;

(iv) the Consultant's conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony at federal or state law, or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, impairs the Consultant's ability to perform services for the Client, or results in material, reputational or financial harm to the Client or its affiliates.

4.2 **Termination Initiated by Consultant**. Consultant may terminate the Consulting Period at any time, with or without Good Reason, as defined below.

(a) Should Consultant terminate the Consulting Period without Good Reason, Consultant shall be entitled to receive the accrued sums due hereunder through the date of such termination and no further compensation accruing after the termination.

(b) Consultant may terminate the Consulting Period with Good Reason at any time such condition may exist. For purposes of this Agreement, "Good Reason" shall mean the occurrence of any material breach by the Client of any material provision of this Agreement (which shall include an acquiror's failure to assume the terms of this Agreement) or any material provision of any other agreement between the Consultant and the Client during the Services Term without the Consultant's written consent. In order to resign for Good Reason, Consultant must within 30 days after the first occurrence of the event giving rise to Good Reason provide written notice to the Client (including any Client acquiror) setting forth the basis for Consultant's resignation, allow Client at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Consultant must terminate this Agreement not later than 30 days after the expiration of the cure period. Should Consultant terminate Consultant's Services at any time during the Consulting Period for Good Reason, then, subject to Consultant's execution of a general release of claims in favor of and in a form provided by Client, Consultant shall be due the monthly retainer amounts through the end of the Consulting Period and the Client will accelerate any then-unvested equity awards held by Consultant that vest solely with respect to time such that Consultant would be vested in such equity awards as if Consultant has remained engaged with Client as a Consultant through the Scheduled End Date.

4.3 Consultant's Obligations Upon Termination. Upon any termination or expiration of this Agreement, Consultant (i) shall immediately discontinue all use of Client's Confidential Information delivered under this Agreement; (ii) shall delete any such Client Confidential Information from Consultant's computer storage or any other media; and (iii) shall return to Client, or, at Client's option, destroy, all copies of such Confidential Information then in Consultant's possession.

5. Non-Exclusivity. The Client reserves the right to engage other consultants to perform services, without giving Consultant a right of first refusal or any other exclusive rights. Consultant reserves the right to perform services for other persons, provided that the performance of such services are not materially incompatible with services provided pursuant to or obligations under this Agreement, and provided further that the other person(s) for whom the Consultant would perform services does not, and does not have plans to, compete against the business of the Company as it is actually conducted and as it is planned to be conducted in the future (the "***Company Field***"), which includes any business entity commercializing medical devices in the sacropelvic solutions and/or spinopelvic care segments. Consultant agrees to indemnify Client from any and all loss or liability incurred by reason of the alleged breach by Consultant of any services agreement with any third party.

6. Consultant's Responsibilities. As an independent contractor, the mode, manner, method and means used by Consultant in the performance of Services shall be of Consultant's selection and under the sole control and direction of Consultant. Consultant shall be responsible for all risks incurred in the operation of Consultant's business and shall enjoy all the benefits thereof. Consultant agrees and understands that the Services being provided by Consultant are personal and unique and Consultant agrees that and understands that Consultant is not permitted to subcontract or delegate performance of the Services. Consultant shall reasonably provide the Services. Consultant has no specific hourly responsibilities to Client.

7. Independent Contractor Relationship. Consultant is an independent contractor and not an employee of the Client. Nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship. In completing the consulting services, Consultant agrees to provide their own equipment, tools and other materials at their own expense. Consultant is not authorized to make any representation, contract, or commitment on behalf of Client or incur any liabilities or obligations of any kind in the name of or on behalf of the Client. Consultant agrees: (a) to proceed with diligence and promptness and hereby warrants that such services shall be performed in accordance with the highest professional standards in the field to the satisfaction of the Client; and (b) to comply, at Consultant's own expense, with the provisions of all state, local, and federal laws, regulations, ordinances, requirements and codes which are applicable to the performance of the Services hereunder. Consultant and the Client agree that the Client will treat Consultant as an independent contractor for purposes of all tax laws (local, state and federal) and file forms consistent with that status. Consultant acknowledges and agrees that neither Consultant nor anyone acting on Consultant's behalf shall receive any employee benefits of any kind from the Client. Consultant shall hold harmless the Client and its affiliates, officers, directors, agents, owners, and employees, for any claims brought or liabilities imposed against the Client by Consultant, including claims related to worker's compensation, wage and hour laws, employment taxes, and benefits, arising from or in any way related to any acts or omissions of Consultant and/or Consultant's agents in performing the Services. This undertaking shall apply to any restitution or damage award sought, including any and all losses and damages, including costs and attorneys' fees.

8. **Ownership of Work Product.** The parties acknowledge and agree that Consultant may provide services to third parties, subject to the limitations set forth in Section 5 above, and as such may develop Work Product for Client and third persons (the "***Work Product***"), including all copyrights, trademarks and other intellectual property rights (including but not limited to patent rights) relating thereto. Work Product developed by Consultant for third parties, Work Product developed by Consultant prior to June 20, 2016, as well as skills and knowledge general for the trade remain Work Product of the Consultant. Work Product developed in the course of Consultant's employment by the Company between June 20, 2016 and the date hereof shall continue to be governed by Consultant's Employee Proprietary Information and Inventions Assignment Agreement entered into in connection with Consultant's prior employment by Client. Consultant agrees that any and all Work Product of Client shall be and remain the property of Client and Consultant hereby irrevocably assigns, grants and conveys to Client all right, title and interest now existing or that may exist in the future in and to any Work Product developed by Consultant for or at the request of Client, pursuant to this Agreement and/or with reference to or in reliance upon Client's Confidential Information (the "***Client Work Product***"). Consultant agrees to execute, at Client's request and expense, all documents and other instruments necessary or desirable to confirm such assignment. In the event that Consultant does not, for any reason, execute such documents within a reasonable time of Client's request, Consultant hereby irrevocably appoints Client as Consultant's attorney-in-fact for the purpose of executing such documents on Consultant's behalf, which appointment is coupled with an interest. Consultant retains no rights in the Client Work Product and agrees not to challenge Client's ownership of the rights embodied in the Client Work Product. Consultant further agrees to assist Client in every proper way to enforce Client's rights relating to the Client Work Product in any and all countries, including, but not limited to, executing, verifying and delivering such documents and performing such other acts (including appearing as a witness) as Client may reasonably request for use in obtaining, perfecting, evidencing, sustaining and enforcing Client's rights relating to the Client Work Product. If Consultant has any rights, including without limitation "artist's rights" or "moral rights," in the Client Work Product which cannot be assigned (the "***Non-Assignable Rights***"), Consultant agrees to waive enforcement worldwide of such rights against Client. In the event that Consultant has any such rights that cannot be assigned or waived Consultant hereby grants to Client a royalty-free, paid-up, exclusive, worldwide, irrevocable, perpetual license under the Non-Assignable Rights to (i) use, make, sell, offer to sell, have made, and further sublicense the Client Work Product, and (ii) reproduce,

distribute, create derivative works of, publicly perform and publicly display the Client Work Product in any medium or format, whether now known or later developed. Client agrees that any Work Product developed by Consultant for third party(s), which is not developed using Client's resources or with any reference to or use of Client's Confidential Information (as defined below), may be assigned by Consultant to such third-party, provided such third-party is not in competition with the business of Client.

9.   **Conflicts of Interest.**

9.1   **No Conflicts of Interest**. During the term of this Agreement, unless written permission is given by the Client, Consultant will not accept work, enter into a contract, or provide services to any third party that provides products or services which compete in the Company Field nor may Consultant enter into any agreement or perform any services which would be materially incompatible with the Services provided pursuant to or the obligations under this Agreement. Consultant warrants that there is no other contract or duty on Consultant's part that prevents or impedes Consultant's performance under this Agreement.

9.2   **Non-Interference**. During the term of this Agreement, Consultant agrees not to interfere with the business of Client by (i) soliciting or attempting to solicit any employee or consultant of Client to terminate such employee's or consultant's employment or service in order to become an employee, consultant or independent contractor to or for any other person or entity or (ii) soliciting or attempting to solicit any vendor, supplier, investor, financier, or other person or entity either directly or indirectly engaged in a business relationship with Client, to diminish, cease, or otherwise adversely change such business relationship, or otherwise direct his, her or its business or services to any person, firm, corporation, institution or other entity in competition with the business of Client. Following the expiration or termination of the Consulting Period, Consultant agrees not to misuse any trade secret or other Confidential Information of Client acquired by Consultant pursuant to this Agreement or in connection with Consultant's prior employment by Client to interfere with the business of Client by soliciting or attempting to solicit any employee or consultant of Client to terminate such employee's or consultant's employment or service in order to become an employee, consultant or independent contractor to or for any other person or entity.

10.   **Non-Disparagement.**   Consultant agrees not to disparage the Client, its business strategies and decisions, or its officers, directors, employees, shareholders, parents, subsidiaries, affiliates, and agents, in any manner likely to be harmful to its or their business, business reputation, or personal reputation or in any way distracting to Client's employees or otherwise disruptive to the Client's business; provided that Consultant may respond accurately and fully to any request for information if required by legal process or in connection with a government investigation. In addition, nothing in this provision or this Agreement prohibits or restrains Consultant from making disclosures protected under the whistleblower provisions of federal or state law or from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that Consultant has reason to believe is unlawful. Consultant acknowledges and

agrees that any breach of this Section 10 (Non-Disparagement) is a material breach of this Agreement and shall give rise to Cause for its termination. Further, nothing in this provision or this Agreement limits Consultant's ability to communicate with any federal, state or local governmental agency or commission or otherwise participate in any investigation or proceeding that may be conducted by such government agency, including providing documents or other information, without notice to the Client.

11. Confidential Information.

11.1 No Misuse or Unauthorized Disclosure. Consultant agrees to hold Client's Confidential Information (as defined below) in strict confidence and not to disclose such Confidential Information to any third parties. Consultant also agrees not to use any of Client's Confidential Information for any purpose other than performance of Consultant's Services hereunder.

11.2 Definition. As used in this Agreement, "***Confidential Information***" shall mean all information that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use. Confidential Information also includes proprietary or confidential information of any third party who may disclose such information to Client or Consultant in the course of Client's business that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its dis-closure or use, disclosed by Client to Consultant, or otherwise, regarding Client, Client's business, as well as Client's subsidiaries, affiliates, and their respective business, obtained by Consultant pursuant to Services provided under this Agreement that is not generally known in the Client's trade or industry and shall include, without limitation, (a) concepts and ideas relating to the development and distribution of content in any medium or to the current, future and proposed business activities of Client or its subsidiaries and affiliates; (b) trade secrets, drawings, inventions, know-how, software programs, intellectual property rights, and software source documents; (c) information regarding plans for research, development, investments, dispositions, acquisitions, marketing and selling, business plans, business forecasts, budgets and unpublished financial statements, licenses and distribution arrangements, prices and costs, suppliers and customers; (d) any information regarding the skills and compensation of employees, contractors or other agents of the Client or its subsidiaries and affiliates; and (f) any other non-public information that a competitor of Company could use to Company's competitive disadvantage or the competitive disadvantage of any of Client's subsidiaries and affiliates.

11.3 Exceptions to Consultant's Obligations. Consultant's obligations set forth in this Section 11 shall not apply with respect to any portion of the Confidential Information that (i) is in the public domain through no fault of Consultant; (ii) has been rightfully independently communicated to Consultant free of any obligation of confidence; or (iii) was developed by Consultant independently of and without reference to any information communicated to Consultant by Client. In addition, Consultant may disclose Client's Confidential Information in response to a valid order by a court or other governmental body, as otherwise required by law. All Confidential Information furnished to

Consultant by Client is the sole and exclusive property of Client or, as applicable, such subsidiary, affiliate, supplier, or customer. Upon request by Client, Consultant agrees to promptly deliver to Client the original and any copies of such Confidential Information. Notwithstanding Consultant's obligations not to disclose such information, pursuant to 18 U.S.C. Section 1833(b), Consultant shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (1) is made in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

12.   Indemnity. Client hereby reaffirms its obligations to Consultant under the Indemnity Agreement dated October 19, 2018 by and between Client and Consultant, a copy of which is attached hereto as Attachment 1 (the "***Indemnity Agreement***"). Client and Consultant hereby agree that for purposes of interpreting the Indemnity Agreement, (i) Consultant shall be an "Agent" of the Company (as defined therein) during the Consulting Period, (ii) Consultant shall be afforded the rights to indemnification, advancement of expenses and such other rights as set forth in the Indemnity Agreement, (iii) as between Client and Consultant, the Indemnity Agreement shall continue to govern with respect to its subject matter during the Consulting Period and for the period thereafter specified by the Indemnity Agreement.

13.   Injunctive Relief for Breach. Consultant's obligations under this Agreement are of a unique character that gives them particular value; breach of any of such obligations will result in irreparable and continuing damage to Client for which there will be no adequate remedy at law; and, in the event of such breach, Client will be entitled to injunctive relief and/or a decree for specific performance, and such other and further relief as may be proper, including any monetary relief.

14.   Arbitration of All Disputes.

14.1   Agreement to Arbitrate. To aid in the rapid and economical resolution of disputes that may arise between Consultant and Client, both Consultant and Client mutually agree that pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by applicable law, they will submit solely to final, binding and confidential arbitration any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims arising from or relating to: **(i)** the negotiation, execution, interpretation, performance, breach or enforcement of this Agreement; or **(ii)** the relationship between Client and Consultant; or **(iii)** the termination of that relationship; *provided, however*, that this Section 14 shall not be mandatory for any claim or cause of action to the extent applicable law prohibits subjecting such claim or cause of action to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (each such claim an "***Excluded Claim***"), such as non-individual claims that cannot be waived under applicable law, or claims or causes of action alleging sexual harassment or a nonconsensual sexual act or sexual contact. In the event either party intends to bring multiple claims, including one of the Excluded Claims listed above, the

Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. Consultant acknowledges and agrees that proceedings of any non-individual claim(s) under the California Private Attorneys General Act ("*PAGA*") that may be brought in court shall be stayed for the duration and pending a final resolution of the arbitration of any individual or individual PAGA claim. The Federal Arbitration Act, 9 U.S.C. § 1 et seq., will, to the fullest extent permitted by law, govern the interpretation and enforcement of this arbitration agreement and any arbitration proceedings. **BY AGREEING TO THIS ARBITRATION PROCEDURE, BOTH CONSULTANT AND CLIENT WAIVE THE RIGHT TO RESOLVE ANY SUCH DISPUTES THROUGH A TRIAL BY JURY OR JUDGE OR THROUGH AN ADMINISTRATIVE PROCEEDING.**

14.2   Arbitrator Authority. Questions of whether a claim is subject to arbitration and procedural questions which grow out of the dispute and bear on the final disposition are matters for the arbitrator to decide, provided however, that if required by applicable law, a court and not the arbitrator may determine the enforceability of this paragraph with respect to Excluded Claims.

14.3   Individual Capacity Only. With the exception of Excluded Claims arising out of 9 U.S.C. § 401 et seq., all claims, disputes, or causes of action under this Section 14, whether by Consultant or Client, must be brought solely in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. **Consultant acknowledges that by agreeing to this arbitration procedure, both Consultant and Client waive all rights to have any dispute be brought, heard, administered, resolved, or arbitrated on a class, representative, or collective action basis.** Nothing herein prevents Consultant from filing and pursuing proceedings before a federal or state governmental agency, although if Consultant chooses to pursue a claim following the exhaustion of any applicable administrative remedies, that claim would be subject to this provision. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences in this Section 14.3 are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.

14.4   Arbitration Process. Any arbitration proceeding under this Section 14 shall be presided over by a single arbitrator and conducted by JAMS, Inc. ("*JAMS*") in Sam Francisco, CA under the then applicable JAMS streamlined rules for the resolution of disputes (available upon request and also currently available at http://www.jamsadr.com/rules-streamlined-arbitration/). Consultant and Client both have the right to be represented by legal counsel at any arbitration proceeding, at each party's own expense. The arbitrator shall: **(i)** have the authority to compel adequate discovery for the resolution of the dispute; **(ii)** issue a written arbitration decision, to include the arbitrator's essential findings and conclusions and a statement of the award; and **(iii)** be authorized to award any or all remedies that Consultant or Client would be entitled to seek in a court of law. Client shall pay all arbitration administrative fees in excess of the administrative fees that Consultant would be required to pay if the dispute were decided in a court of law.

   14.5 **Injunctive Relief and Final Orders**. Nothing in this Section 14 is intended to prevent either Consultant or Client from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any final award in any arbitration proceeding hereunder may be entered as a judgment in the federal and state courts of any competent jurisdiction and enforced accordingly.

   15. **Miscellaneous.** This Agreement constitutes the entire understanding of the parties relating to the subject matter and supersedes any previous oral or written communications, representations, understanding, or agreement between the parties concerning such subject matter. Sections 7, 8, 9, 10, 11, 12, 13, 14 and 15 will survive any termination or expiration of this Agreement. The Parties acknowledge and agree that each is not relying on any representations concerning the matters embraced herein other than the terms set forth in this letter. This Agreement shall not be changed, modified, supplemented or amended except by express written agreement signed by Consultant and the Client. This Agreement shall be governed in all respects by the laws of the State of California, as such laws are applied to agreements entered into and to be performed entirely within California between California residents. Consultant may not assign, subcontract, or otherwise delegate Consultant's obligations under this Agreement without Client's prior written consent but may assign monetary benefits. Client may assign this Agreement and this Agreement will be for the benefit of Client's successors and assigns. Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by overnight courier upon written verification of receipt; or (ii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission. Notice shall be sent to the addresses set forth below or such other address as either party may specify in writing. The waiver by the Client of a breach of any provision of this Agreement by Consultant shall not operate or be construed as a waiver of any other or subsequent breach by Consultant. Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

"CLIENT"
SI-BONE, INC.
By: /s/ Laura A. Francis
Name (print): Laura A. Francis
Title: Chief Executive Officer

"CONSULTANT"
ANTHONY J. RECUPERO
/s/ Anthony J. Recupero
Name (print): Anthony J. Recupero
Address: [***]

INDEMNITY AGREEMENT DATED OCTOBER 19, 2018 BETWEEN CLIENT AND CONSULTANT

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT (this "**Agreement**") dated as of October 19, 2018, is made by and between **SI-BONE, INC.,** a Delaware corporation (the "**Company**"), and **ANTHONY RECUPERO** ("**Indemnitee**").

RECITALS

A. The Company desires to attract and retain the services of highly qualified individuals as directors, officers, employees and agents.

B. The Company's amended and restated bylaws (the "**Bylaws**") require that the Company indemnify its directors and officers, and empowers the Company to indemnify its employees and agents, as authorized by the Delaware General Corporation Law, as amended (the "**Code**"), under which the Company is organized and such Bylaws expressly provide that the indemnification provided therein is not exclusive and contemplates that the Company may enter into separate agreements with its directors, officers and other persons to set forth specific indemnification provisions.

C. Indemnitee does not regard the protection currently provided by applicable law, the Bylaws, the Company's other governing documents, and available insurance as adequate under the present circumstances, and the Company has determined that Indemnitee and other directors, officers, employees and agents of the Company may not be willing to serve or continue to serve in such capacities without additional protection.

D. The Company desires and has requested Indemnitee to serve or continue to serve as a director, officer, employee or agent of the Company, as the case may be, and has proffered this Agreement to Indemnitee as an additional inducement to serve in such capacity.

E. Indemnitee is willing to serve, or to continue to serve, as a director, officer, employee or agent of the Company, as the case may be, if Indemnitee is furnished the indemnity provided for herein by the Company.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   **Definitions**.

    (a)   **Agent**. For purposes of this Agreement, the term "Agent" of the Company means any person who: (i) is or was a director, officer, employee, agent, or other fiduciary of the Company or a subsidiary of the Company; or (ii) is or was serving at the request or for the convenience of, or representing the interests of, the Company or a subsidiary of the Company, as a director, officer, employee, agent, or other fiduciary of a foreign or domestic corporation, partnership, joint venture, trust or other enterprise.

(b) **Change in Control**. For purposes of this Agreement, a "**Change in Control**" shall be deemed to have occurred if (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company's then outstanding Voting Securities, (ii) individuals who on the date of this Agreement are members of the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the members of the Board (*provided, however,* that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall be considered as a member of the Incumbent Board), or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 80% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of transactions) all or substantially all of the Company's assets.

(c) **Expenses**. For purposes of this Agreement, the term "Expenses" shall be broadly construed and shall include, without limitation, all direct and indirect costs of any type or nature whatsoever (including, without limitation, all attorneys', witness, or other professional fees and related disbursements, and other out-of-pocket costs of whatever nature, actually and reasonably incurred by Indemnitee in connection with the investigation, defense or appeal of a proceeding or establishing or enforcing a right to indemnification under this Agreement, the Code or otherwise, The term "Expenses" shall also include reasonable compensation for time spent by Indemnitee for which he or she is not compensated by the Company or any subsidiary or third party: (i) for any period during which Indemnitee is not an Agent, in the employment of, or providing services for compensation to, the Company or any subsidiary; and (ii) if the rate of compensation and estimated time involved is approved by the directors of the Company who are not parties to any action with respect to which Expenses are incurred, for Indemnitee while an Agent of, employed by, or providing services for compensation to, the Company or any subsidiary.

(d) **Independent Counsel**. For purposes of this Agreement, the term "Independent Counsel" means a law firm, or a partner (or, if applicable, member) of such a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five (5) years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party, or (ii) any other party to the proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. The Company will pay the reasonable fees and expenses of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(e)   **Liabilities**. For purposes of this Agreement, the term "Liabilities" shall be broadly construed and shall include, without limitation, judgments, damages, deficiencies, liabilities, losses, penalties, excise taxes, fines, assessments and amounts paid in settlement, including any interest and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payment under this Agreement.

(f)   **Proceedings**. For purposes of this Agreement, the term "proceeding" shall be broadly construed and shall include, without limitation, any threatened, pending, or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing, or any other actual, threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, and whether formal or informal in any case, in which Indemnitee was, is or will be involved as a party, potential party, non-party witness, or otherwise by reason of: (i) the fact that Indemnitee is or was a director or officer of the Company; (ii) the fact that any action taken by Indemnitee (or a failure to take action by Indemnitee) or of any action (or failure to act) on Indemnitee's part while acting as an Agent; or (iii) the fact that Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and in any such case described above, whether or not serving in any such capacity at the time any liability or Expense is incurred for which indemnification, reimbursement, or advancement of Expenses may be provided under this Agreement. If the Indemnitee believes in good faith that a given situation may lead to or culminate in the institution of a proceeding, this shall be considered a proceeding under this paragraph.

(g)   **Subsidiary**. For purposes of this Agreement, the term "subsidiary" means any corporation, limited liability company, or other entity, of which more than 50% of the outstanding voting securities or equity interests are owned, directly or indirectly, by the Company and one or more of its subsidiaries, and any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which Indemnitee is or was serving at the request of the Company as an Agent.

(h)   **Voting Securities**. For purposes of this Agreement, "*Voting Securities*" shall mean any securities of the Company that vote generally in the election of directors.

2.   **Agreement to Serve**. Indemnitee will serve, or continue to serve, as the case may be, as an Agent, faithfully and to the best of his or her ability, at the will of such entity designated by the Company and at the request of the Company (or under separate agreement, if such agreement exists), in the capacity Indemnitee currently serves such entity, so long as Indemnitee is duly appointed or elected and qualified in accordance with the applicable provisions of the governance documents of such entity, or until such time as Indemnitee tenders his or her resignation in writing; provided, however, that nothing contained in this Agreement is intended as an employment agreement between Indemnitee and the Company or any of its

subsidiaries or to create any right to continued employment of Indemnitee with the Company or any of its subsidiaries in any capacity.

The Company acknowledges that it has entered into this Agreement and assumes the obligations imposed on it hereby, in addition to and separate from its obligations to Indemnitee under the Bylaws, to induce Indemnitee to serve, or continue to serve, as an Agent, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as an Agent.

3. **Indemnification**.

(a) **Indemnification in Third Party Proceedings**. Subject to Section 10 below, the Company shall indemnify Indemnitee to the fullest extent permitted by the Code, as the same may be amended from time to time (but, to the fullest extent of the law, only to the extent that such amendment permits Indemnitee to broader indemnification rights than the Code permitted prior to adoption of such amendment), if Indemnitee is a party to or threatened to be made a party to or otherwise involved in any proceeding, other than a proceeding by or in the right of the Company to procure a judgment in its favor, for any and all Expenses and Liabilities (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses and Liabilities) incurred by Indemnitee in connection with the investigation, defense, settlement or appeal of such proceeding, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding had no reasonable cause to believe that Indemnitee's conduct was unlawful. The parties hereto intend that this Agreement shall provide to the fullest extent permitted by law for indemnification in excess of that expressly permitted by statute, including, without limitation, any indemnification provided by the Certificate of Incorporation of the Company, the Bylaws, vote of its stockholders or disinterested directors, or applicable law.

(b) **Indemnification in Derivative Actions and Direct Actions by the Company**. Subject to Section 10 below, the Company shall indemnify Indemnitee to the fullest extent permitted by the Code, as the same may be amended from time to time (but, fullest extent permitted by applicable law, only to the extent that such amendment permits Indemnitee to broader indemnification rights than the Code permitted prior to adoption of such amendment), if Indemnitee is a party to or threatened to be made a party to or otherwise involved in any proceeding by or in the right of the Company to procure a judgment in its favor, against any and all Expenses actually and reasonably incurred by Indemnitee in connection with the investigation, defense, settlement, or appeal of such proceedings, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. No indemnification for Expenses shall be made under this Section 3(b) in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudged by a court competent jurisdiction to be liable to the Company, unless and only to the extent that the Chancery Court of the State of Delaware or any court in which the proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification.

4. **Indemnification of Expenses of Successful Party**. Notwithstanding any other provision of this Agreement, in circumstances where indemnification is not available under

Section 3(a) or 3(b), as the case may be, to the fullest extent permitted by law and to the extent that Indemnitee is a party to (or a participant in) any proceeding and has been successful on the merits or otherwise in defense of any proceeding or in defense of any claim, issue or matter therein, in whole or part, including the dismissal of any action without prejudice, the Company shall indemnify Indemnitee against all Expenses and Liabilities in connection with the investigation, defense or appeal of such proceeding. If Indemnitee is not wholly successful in such proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, the Company shall indemnify Indemnitee against all Expenses and Liabilities incurred by Indemnitee or on Indemnitee's behalf in connection with or related to each successfully resolved claim, issue or matter to the fullest extent permitted by law.

5. **Partial Indemnification; Witness Indemnification**. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any Expenses and Liabilities incurred by Indemnitee in the investigation, defense, settlement or appeal of a proceeding, but is precluded by applicable law or the specific terms of this Agreement to indemnification for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled. Notwithstanding any other provision of this Agreement, to the fullest extent permitted by applicable law and to the extent that Indemnitee is, by reason of Indemnitee's acting as an Agent, a witness or otherwise asked to participate in any proceeding to which Indemnitee is not a party, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

6. **Advancement of Expenses**. To the extent not prohibited by law, the Company shall advance the Expenses incurred by Indemnitee in connection with any proceeding, and such advancement shall be made within twenty (20) days after the receipt by the Company of a statement or statements requesting such advances (which shall include invoices received by Indemnitee in connection with such Expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditures made that would cause Indemnitee to waive any privilege accorded by applicable law shall not be included with the invoice) and upon request of the Company, an undertaking to repay the advancement of Expenses if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment, not subject to appeal, that Indemnitee is not entitled to be indemnified by the Company. Advances shall be unsecured, interest free and without regard to Indemnitee's ability to repay the Expenses. Advances shall include any and all Expenses incurred by Indemnitee pursuing an action to enforce Indemnitee's right to indemnification under this Agreement or otherwise and this right of advancement, including expenses incurred preparing and forwarding statements to the Company to support the advances claimed. Indemnitee acknowledges that the execution and delivery of this Agreement shall constitute an undertaking providing that Indemnitee shall, to the fullest extent required by law, repay the advance (without interest) if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment, not subject to appeal, that Indemnitee is not entitled to be indemnified by the Company. The right to advances under this Section shall continue until final disposition of any proceeding, including any appeal therein. This Section 6 shall not apply to any claim made by Indemnitee for which indemnity is excluded pursuant to Section 10(b).

7.   **Notice and Other Indemnification Procedures**.

(a)   **Notification of Proceeding**. Indemnitee will notify the Company in writing promptly upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any proceeding or matter which may be subject to indemnification or advancement of Expenses covered hereunder. The written notification to the Company shall include a description of the nature of the proceeding and the facts underlying the proceeding. The failure of Indemnitee to so notify the Company shall not relieve the Company of any obligation which it may have to Indemnitee under this Agreement or otherwise and any delay in so notifying the Company shall not constitute a waiver by Indemnitee of any rights under this Agreement.

(b)   **Request for Indemnification Payments**. To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification under the terms of this Agreement, and shall request payment thereof by the Company.

(c)   **Determination of Right to Indemnification Payments**. Upon written request by Indemnitee for indemnification pursuant to the Section 7(b) hereof, a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case by one of the following four methods, which shall be at the election of the Board of Directors: (1) by a majority vote of the disinterested directors, even though less than a quorum, (2) by a committee of disinterested directors designated by a majority vote of the disinterested directors, even though less than a quorum, (3) if there are no disinterested directors or if the disinterested directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the Indemnitee, or (4) if so directed by the Board of Directors, by the stockholders of the Company; *provided, however*, that if there has been a Change in Control, then such determination shall be made by Independent Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). For purposes hereof, disinterested directors are those members of the board of directors of the Company who are not parties to the action, suit or proceeding in respect of which indemnification is sought by Indemnitee. Indemnification payments requested by Indemnitee under Section 3 hereof shall be made by the Company no later than sixty (60) days after receipt of the written request of Indemnitee. Claims for advancement of Expenses shall be made under the provisions of Section 6 herein.

(d)   **Application for Enforcement**. In the event the Company fails to make timely payments as set forth in Sections 6 or 7(b) above, Indemnitee shall have the right to apply to any court of competent jurisdiction for the purpose of enforcing Indemnitee's right to indemnification or advancement of Expenses pursuant to this Agreement. In such an enforcement hearing or proceeding, the burden of proof shall be on the Company to prove that indemnification or advancement of Expenses to Indemnitee is not required under this Agreement or permitted by applicable law. Any determination by the Company (including its Board of Directors, a committee thereof, Independent Counsel) or stockholders**,** that Indemnitee is not entitled to indemnification hereunder, shall not be a defense by the Company to the action nor create any presumption that Indemnitee is not entitled to indemnification or advancement of Expenses hereunder.

(e)   **Indemnification of Certain Expenses**. The Company shall indemnify Indemnitee against all Expenses incurred in connection with any hearing or proceeding under this Section 7 unless the Company prevails in such hearing or proceeding on the merits in all material respects.

8.   **Assumption of Defense**. In the event the Company shall be requested by Indemnitee to pay the Expenses of any proceeding, the Company, if appropriate, shall be entitled to assume the defense of such proceeding, or to participate to the extent permissible in such proceeding, with counsel reasonably acceptable to Indemnitee. Upon assumption of the defense by the Company and the retention of such counsel by the Company, the Company shall not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same proceeding, provided that Indemnitee shall have the right to employ separate counsel in such proceeding at Indemnitee's sole cost and expense. Notwithstanding the foregoing, if Indemnitee's counsel delivers a written notice to the Company stating that such counsel has reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense or the Company shall not, in fact, have employed counsel or otherwise actively pursued the defense of such proceeding within a reasonable time, then in any such event the fees and Expenses of Indemnitee's counsel to defend such proceeding shall be subject to the indemnification and advancement of Expenses provisions of this Agreement.

9.   **Insurance. To the extent that the Company maintains an insurance policy or policies providing liability insurance for Agents or for agents of any other Enterprise, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such Agent or agent under such policy or policies.** If, at the time of the receipt of a notice of a claim pursuant to the terms hereof, the Company has director and officer liability insurance in effect or otherwise potentially available, the Company shall give prompt notice of the commencement of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

10.   **Exceptions**.

(a)   **Certain Matters**. Any provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement to indemnify Indemnitee on account of any proceeding with respect to: (i) remuneration paid to Indemnitee if it is determined by final judgment or other final adjudication that such remuneration was in violation of law (and, in this respect, both the Company and Indemnitee have been advised that the Securities and Exchange Commission believes that indemnification for liabilities arising under the federal securities laws is against public policy and is, therefore, unenforceable and that claims for indemnification should be submitted to appropriate courts for adjudication, as indicated in Section 10(d) below); (ii) a final judgment rendered against Indemnitee for an accounting, disgorgement or repayment of profits made from the purchase or sale by Indemnitee of securities of the Company against Indemnitee pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or other provisions of any federal, state or local statute or rules and regulations thereunder; or (iii) a final judgment or other final adjudication that Indemnitee's conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct (but only to the extent of such specific determination); or (iv) on account of conduct that is established by a final judgment as constituting a breach of Indemnitee's duty of loyalty to the Company or resulting in any personal profit or advantage to which Indemnitee is not legally entitled. For purposes of the foregoing sentence, a final judgment or other adjudication may be reached in either the underlying proceeding or action in connection with which indemnification is sought or a separate proceeding or action to establish rights and liabilities under this Agreement.

(b) **Claims Initiated by Indemnitee**. Any provision herein to the contrary notwithstanding, the Company shall not be obligated to indemnify or advance Expenses to Indemnitee with respect to proceedings or claims initiated or brought by Indemnitee against the Company or its Agents and not by way of defense, except (i) with respect to proceedings brought to establish or enforce a right to indemnification or advancement under this Agreement or under any other agreement, provision in the Bylaws or Certificate of Incorporation or applicable law, or (ii) with respect to any other proceeding initiated by Indemnitee that is either approved by the Board of Directors or Indemnitee's participation is required by applicable law. However, indemnification or advancement of Expenses may be provided by the Company in specific cases if the Board of Directors determines it to be appropriate.

(c) **Unauthorized Settlements**. Any provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement to indemnify Indemnitee under this Agreement for any amounts paid in settlement of a proceeding effected without the Company's written consent. Neither the Company nor Indemnitee shall unreasonably withhold consent to any proposed settlement; provided, however, that the Company may in any event decline to consent to (or to otherwise admit or agree to any liability for indemnification hereunder in respect of) any proposed settlement if the Company is also a party in such proceeding and determines in good faith that such settlement is not in the best interests of the Company and its stockholders.

(d) **Securities Act Liabilities**. Any provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement to indemnify Indemnitee or otherwise act in violation of any undertaking appearing in and required by the rules and regulations promulgated under the Securities Act of 1933, as amended (the "**Act**"), or in any registration statement filed with the SEC under the Act. Indemnitee acknowledges that paragraph (h) of Item 512 of Regulation S-K currently generally requires the Company to undertake in connection with any registration statement filed under the Act to submit the issue of the enforceability of Indemnitee's rights under this Agreement in connection with any liability under the Act on public policy grounds to a court of appropriate jurisdiction and to be governed by any final adjudication of such issue. Indemnitee specifically agrees that any such undertaking shall supersede the provisions of this Agreement and to be bound by any such undertaking.

(e) **Prior Payments** Any provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement to indemnify or advance Expenses to Indemnitee under this Agreement for which payment has actually been made to or on behalf of Indemnitee under any insurance policy or other indemnity provision, expect with respect to any excess beyond the amount paid under any insurance policy or indemnity policy.

11. **Nonexclusivity and Survival of Rights**. The provisions for indemnification and advancement of Expenses set forth in this Agreement shall not be deemed exclusive of any other rights which Indemnitee may at any time be entitled under any provision of applicable law, the Company's Certificate of Incorporation, Bylaws or other agreements, both as to action in Indemnitee's official capacity and Indemnitee's action as an Agent, in any court in which a proceeding is brought, and Indemnitee's rights hereunder shall continue after Indemnitee has ceased acting as an Agent and shall inure to the benefit of the heirs, executors, administrators and assigns of Indemnitee. The obligations and duties of the Company to Indemnitee under this Agreement shall be binding on the Company and its successors and assigns until terminated in accordance with its terms. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his or her corporate status prior to such amendment, alteration or repeal. To the extent that a change in the Code, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Company's Certificate of Incorporation, Bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, by Indemnitee shall not prevent the concurrent assertion or employment of any other right or remedy by Indemnitee.

12. **Term**. This Agreement shall continue until and terminate upon the later of: (a) five (5) years after the date that Indemnitee shall have ceased to serve as an Agent; or (b) one (1) year after the final termination of any proceeding, including any appeal then pending, in respect to which Indemnitee was granted rights of indemnification or advancement of Expenses hereunder.

No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against an Indemnitee or an Indemnitee's estate, spouse, heirs, executors or personal or legal representatives after the expiration of five (5) years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such five-year period; provided, however, that if any shorter period of limitations is otherwise applicable to such cause of action, such shorter period shall govern.

13. **Subrogation**. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who, at the request and expense of the Company, shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

14. **Interpretation of Agreement**. It is understood that the parties hereto intend this Agreement to be interpreted and enforced so as to provide indemnification and advancement of Expenses to Indemnitee to the fullest extent now or hereafter permitted by law.

15. **Severability**. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (a) the validity, legality and enforceability of the remaining provisions of the Agreement (including without limitation, all portions of any paragraphs of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Agreement (including, without limitation, all portions of any paragraph of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable and to give effect to Section 14 hereof.

16. **Amendment and Waiver**. No supplement, modification, amendment, or cancellation of this Agreement shall be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

17. **Notice**. Except as otherwise provided herein, any notice or demand which, by the provisions hereof, is required or which may be given to or served upon the parties hereto shall be in writing and, if by electronic transmission, shall be deemed to have been validly served, given or delivered when sent, if by overnight delivery, courier or personal delivery, shall be deemed to have been validly served, given or delivered upon actual delivery and, if mailed, shall be deemed to have been validly served, given or delivered three (3) business days after deposit in the United States mail, as registered or certified mail, with proper postage prepaid and addressed to the party or parties to be notified at the addresses set forth on the signature page of this Agreement (or such other address(es) as a party may designate for itself by like notice). If to the Company, notices and demands shall be delivered to the attention of the Secretary of the Company.

18. **Governing Law**. This Agreement shall be governed exclusively by and construed according to the laws of the State of Delaware, as applied to contracts between Delaware residents entered into and to be performed entirely within Delaware.

19. **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute but one and the same Agreement. Only one such counterpart need be produced to evidence the existence of this Agreement.

20.   **Headings**. The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

21.   **Entire Agreement**. Subject to Section 11 hereof, this Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, written and oral, between the parties with respect to the subject matter of this Agreement; provided, however, that this Agreement is a supplement to and in furtherance of the Company's Certificate of Incorporation, Bylaws, the Code and any other applicable law, and shall not be deemed a substitute therefor, and does not diminish or abrogate any rights of Indemnitee thereunder.

22.   **Contribution**. To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such proceeding; and/or (ii) the relative fault of the Company and Indemnitee in connection with such event(s) and/or transaction(s).

23.   **Consent to Jurisdiction**. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Chancery Court of the State of Delaware (the "Delaware Court"), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) agree to appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, an agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

[Signature Page to Follow]

11.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement effective as of the date first above written.

SI-BONE, INC.

By: /s/ Jeffrey W. Dunn

JEFFREY W. DUNN
President and Chief Executive Office

INDEMNITEE

/s/ Anthony Recupero

Signature of Indemnitee

Anthony Recupero

Print or Type Name of Indemnitee

[Signature Page to Indemnity Agreement]